12800 Tuckahoe Creek Parkway, Richmond, Virginia 23238-1115 Phone (804) 747-0422

July 14, 2016

William H. Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:	CarMax, Inc.
Form 10-K for Fiscal Year Ended February 29, 2016
Filed April 22, 2016
File No. 001-31420

Dear Mr. Thompson:

The purpose of this letter is to respond to your letter dated June 20, 2016, to Mr. Thomas W. Reedy, Executive Vice President and Chief Financial Officer of CarMax, Inc., regarding the above-referenced filing. Throughout this letter, “we,” “our,” “us,” “CarMax,” and the “Company” refer to CarMax, Inc. and its wholly owned subsidiaries, unless the context requires otherwise.

For your convenience, we have set forth the original comments from your letter in bold and italicized typeface. Our responses appear below in normal typeface.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 22

1.
We note from the remarks made by your chief executive officer in the press release filed as an exhibit to Form 8-K filed April 7, 2016 that you faced a somewhat more challenging sales environment in the second half of the year. We also note from the April 7, 2016 earnings call question and answer session that investors have concerns regarding declines in gross profit and credit application volumes within your sector. In addition, the tables on pages 25, 26 and 27 show a trend towards declining improvement in used vehicle sales, prices and gross profit. In future filings please include a discussion and analysis of economic or industry-wide factors relevant to the

Mr. William H. Thompson
United States Securities and Exchange Commission
July 14, 2016

company and management’s views regarding any known challenges, trends or uncertainties that have had or that you reasonably expect will have a materially favorable or unfavorable impact on your operating results and financial condition. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release 33-8350 for further guidance.

In future filings, beginning with our Form 10-Q for the quarter ended May 31, 2016, the Company will address economic or industry-wide factors to the extent that such factors are relevant to our views regarding any known challenges, trends or uncertainties that have had or that we reasonably expect will have a materially favorable or unfavorable impact on our operating results and financial condition.

Liquidity, page 23

2.
You disclose and discuss adjusted net cash provided by operating activities without a similar disclosure of the comparable GAAP measure with equal or greater prominence, which may be inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next periodic report.

The Company acknowledges the Staff’s comment and will revise this section in future periodic reports, beginning with our Form 10-Q for the quarter ended May 31, 2016, to present, with equal or greater prominence, the GAAP measure most directly comparable to adjusted net cash provided by operating activities.

Item 8. Consolidated Financial Statements and Supplementary Data

Consolidated Statements of Shareholders’ Equity, page 43

3.	Please tell us the nature of the transactions included in the shares issued and shares cancelled line items related to stock incentive plans.

The shares issued line item, as presented in our consolidated statements of shareholders’ equity, represents total common shares issued on the vesting and conversion of our stock-settled market stock units (“MSUs”) and on the grant of our restricted stock awards. In Note 12(D) to our consolidated financial statements, we disclose that 339 thousand MSUs were vested and converted to shares of common stock and 19 thousand shares of restricted stock were granted during the fiscal year ended February 29, 2016.

We also disclose, in Note 12(C), that each MSU is converted into between zero and two shares of common stock upon vesting and conversion. The conversion ratio is calculated by dividing the average closing price of our stock during the final 40 trading days of the vesting period by our stock price on the grant date, with the resulting quotient capped at two.  For the fiscal year ended February 29, 2016, the vesting and conversion of 339 thousand MSUs resulted in the issuance of 654 thousand shares of our common stock. Together with the 19 thousand

Mr. William H. Thompson
United States Securities and Exchange Commission
July 14, 2016

shares of restricted stock granted during the fiscal year, a total of 673 thousand shares were issued for the fiscal year ended February 29, 2016.

The shares cancelled line item on our consolidated statements of shareholders’ equity represents shares cancelled to pay the minimum statutory tax withholdings for the holders of the vested MSUs.

* * * * *

CarMax acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or further comments, please contact the undersigned at (804) 747-0422 x4586.

Very truly yours,

/s/ Thomas W. Reedy
CarMax, Inc.
Thomas W. Reedy
Executive Vice President and
Chief Financial Officer

cc:	Thomas J. Folliard,
Chief Executive Officer

William D. Nash,
President

Eric M. Margolin,
Executive Vice President,
General Counsel and Secretary